Hawaiian Electric Exhibit 4

DESCRIPTION OF HAWAIIAN ELECTRIC COMPANY, INC.’S PREFERRED STOCK
Under its Amended Articles of Incorporation, as amended (the “Articles”), Hawaiian Electric Company, Inc. (“Hawaiian Electric”) is authorized to issue 50,000,000 shares of common stock with par value of $6-2/3 per share (“Common Stock”); 5,000,000 shares of cumulative preferred stock with par value of $20 par value per share; and 5,000,000 shares of cumulative preferred stock with par value of $100 per share (collectively, “Preferred Stock”). By vote of holders two-thirds of the Common Stock of Hawaiian Electric, the Articles of Hawaiian Electric may be amended to increase the authorized shares of Common Stock, Preferred Stock or other equity securities that may be issued. Since a corporate restructuring on July 1, 1983, all of the Common Stock of Hawaiian Electric has been held solely by its parent, Hawaiian Electric Industries, Inc. (“HEI”).
The following description of Hawaiian Electric’s Preferred Stock is a summary of the general terms and provisions of the Preferred Stock and does not purport to be complete and is subject to and qualified in its entirety by reference to the provisions of Hawaiian Electric’s Articles, Amended and Restated Bylaws (the “Bylaws”) and resolutions authorizing each series of Preferred Stock, as amended, and applicable provisions of Hawaii law.
Preferred Stock
Preferred Stock may be authorized by the Board of Directors for issuance in one or more series, without action by stockholders and with such preferences, voting powers, restrictions and qualifications as may be fixed by resolution of the Board of Directors authorizing the issuance of those shares. Under Hawaii law, all shares of a series of preferred stock must have preferences, limitations and relative rights identical with those of other shares of the same series and, except to the extent otherwise provided in the description of the series, with those of other series in the same class. Under the Articles, there is no restriction on the repurchase or redemption of shares of Preferred Stock at a time when there is an arrearage in the payment of dividends or sinking fund installments.
If and when authorized by the Board of Directors, Preferred Stock may be preferred as to dividends or in liquidation, or both, over the Common Stock. For example, the terms of the Preferred Stock, if and when authorized, could prohibit dividends on shares of Common Stock until all dividends and any mandatory redemption payments have been paid with respect to shares of Preferred Stock. In addition, the Board of Directors may, without stockholder approval, issue Preferred Stock with voting and conversion rights which could adversely affect the voting power or economic rights of the holders of Common Stock. Issuance of Preferred Stock by Hawaiian Electric could thus have the effect of delaying, deferring or preventing a change of control of Hawaiian Electric.
The Board of Directors has previously authorized and Hawaiian Electric has issued in various series, a total of 1,689,657 shares of Preferred Stock with par value of $20 per share, of which 575,000 shares have previously been redeemed; and 645,000 shares of Preferred Stock with par value of $100 per share, all of which shares have previously been redeemed.
As of December 31, 2019, 1,114,657 shares of seven series of Preferred Stock of Hawaiian Electric were issued and outstanding, all with a par value of $20 per share, allocated as follows:

Series of Preferred Stock	Par Value	Shares Outstanding as of December 31, 2019
C - 4 ¼%	$20	150,000
D - 5%	$20	50,000
E - 5%	$20	150,000
H - 5 ¼%	$20	250,000
I - 5%	$20	89,657
J - 4 ¾%	$20	250,000
K - 4.65%	$20	175,000

There are no substantial distinctions between the seven series of the Preferred Stock that are outstanding except (i) differences in the annual rates of dividends of each series and in certain terms relating to the redemption of the shares of certain series and (ii) the fact that certain provisions referred to under the subheading “Other Provisions” below are only for the benefit of the indicated series of the Preferred Stock.

Dividend Rights.

Holders of Preferred Stock are entitled to cumulative preferential dividends calculated on the par value of the applicable series out of the profits and surplus of Hawaiian Electric at the annual dividend rates indicated in the title of each series, payable in equal quarterly installments on January 15, April 15, July 15 and October 15. Each series of Preferred Stock has equal priority to dividends. Holders are not entitled to dividends in excess of such cumulative preferential dividends. Dividends may be paid to the holders of Common Stock from the profits and surplus of Hawaiian Electric as and when declared by the Board of Directors whenever there is no default in the payment of dividends on Preferred Stock.

Liquidation Rights.

In case of liquidation, dissolution, receivership, bankruptcy, disincorporation or winding up of the affairs of Hawaiian Electric, voluntarily or involuntarily, the holders of Preferred Stock of each series are entitled, in preference to the holders of Common Stock, to be paid in full (or ratably among all outstanding shares of Preferred Stock of all series) the par value of their shares, together with accrued and unpaid dividends to the date of distribution. Holders of Common Stock, in proportion to their holdings, are entitled to any assets of Hawaiian Electric remaining after payment of holders of Preferred Stock in full.

Redemption Provisions.

Each series of Preferred Stock is redeemable at the option of Hawaiian Electric, in whole or in part, on any dividend payment date upon 30 days’ prior notice to the holders of the series to be redeemed, without redeeming in whole or in part any other series of Preferred stock, except that the Series I preferred stock may redeemed, in whole or in part, at any time upon 30 days’ prior notice.

The shares of Preferred Stock of all series except the Series I Preferred Stock are redeemable at a redemption price per share equal to the par value of each share plus all accrued and unpaid dividends thereon, plus a premium of $1 per share. The shares of the Series I Preferred Stock are redeemable at a redemption price per share equal to the par value of each share plus all accrued and unpaid dividends thereon, without premium.

Voting and Consent Rights.

Except as otherwise provided by Hawaii law, or as required or permitted under the terms of the resolution authorizing the particular issue of Preferred Stock, the holders of Preferred Stock shall have no right to vote. The resolutions authorizing the seven series of outstanding Preferred Stock each provides that, if Hawaiian Electric shall be in default in the payment of four quarterly dividends upon any series of Preferred Stock, then holders of the stock of such series, until all of the accrued and unpaid dividends thereon shall have been paid, shall have the right as a class, together with the holders of all other issues of Preferred Stock who have the right to vote for directors, to elect a majority of the directors of Hawaiian Electric, and the holders of Common Stock shall have the right as a class to elect one less than a majority of the directors. Whenever holders of the Preferred Stock shall be entitled to voting rights, each share having such rights shall be entitled to one vote. The right of holders of Preferred Stock to elect a majority of the Board of Directors under such circumstances does not affect or modify Bylaw provisions authorizing the members of the Board of Directors, even though a minority, to fill vacancies.

Under Hawaii law, no holder of capital stock is entitled to cumulate votes in an election of directors so long as Hawaiian Electric shall have a class of equity securities registered pursuant to the Securities Exchange Act of 1934, as amended, which are listed on a national securities exchange or traded over-the-counter on a national securities market of the National Association of Securities Dealers, Inc. Automated Quotation System.

Each resolution creating the outstanding series of Preferred Stock provides that Hawaiian Electric may amend, repeal or add to the resolution or take other action affecting the applicable series of Preferred Stock, except that any such action which would alter or change any of the preferences, voting powers, restrictions and qualifications of that series may not be effected without the consent of the holders of at least two-thirds of the applicable series.

Each resolution creating the outstanding series of Preferred Stock, as amended in 1983, provides that Hawaiian Electric may not effect the merger or consolidation of Hawaiian Electric or sell, lease or exchange all or substantially all of the property and assets of Hawaiian Electric without the consent in writing of the holders of at least 75% of each of the series of Preferred Stock then outstanding; provided, however, that such consent shall not be required to make a mortgage, pledge, assignment or transfer of all or any part of Hawaiian Electric’s assets as security for any obligation or liability of any kind or nature; and provided further, that said consent shall not be required to effect any merger in which Hawaiian Electric is the surviving corporation and which is approved by the Public Utilities Commission of the State of Hawaii.

Notwithstanding any limitations or restrictions on the voting power of the holders of Preferred Stock, under Hawaii law, the holders of Preferred Stock are entitled to vote on certain (but not all) transactions calling for a merger or share exchange involving the Company

Preemptive Rights.

The holders of Preferred Stock have no preemptive rights to subscribe for any issue of stock or other securities of any class of Hawaiian Electric.

Conversion Rights.

The holders of Preferred Stock have no conversion rights to convert their shares of Preferred Stock into any other shares or securities of Hawaiian Electric.

Other Provisions.

Each of the resolutions of stockholders authorizing the respective series of Preferred Stock provide that Hawaiian Electric may create additional issues of Preferred Stock with preferences, voting powers, restrictions and qualifications thereof other than those provisions in the applicable Preferred Stock resolution, subject to the limitations set forth in the following two paragraphs of this description, except that (1) dividends on all series shall be payable quarterly on January 15, April 15, July 15 and October 15 in each year; (2) no dividend shall be declared on any series in respect to any dividend period unless a ratable dividend shall be declared on all shares of all series of Preferred Stock then outstanding; and (3) the holders of each series shall share ratably in any distribution upon any liquidation, dissolution, or winding up of Hawaiian Electric after provision is made for payment of all creditors.

The respective resolutions authorizing the Preferred Stock of Series C, D, and E, as amended, provide in substance that so long as any shares of such series are outstanding, Hawaiian Electric shall not, without the consent of the holders of at least a majority of the outstanding shares of Preferred Stock, issue any shares of Preferred Stock except for the purpose of refunding a like par value of Preferred Stock then outstanding unless: (a) the net earnings (as defined in the resolutions) of Hawaiian Electric available for interest and dividends for a period of 12 consecutive calendar months out of 15 consecutive calendar months immediately preceding such issue shall amount to 1½ times the sum of (i) the annual interest requirements on all indebtedness of Hawaiian Electric to be outstanding immediately after such issue; and (ii) the annual dividend requirements of all shares of Preferred Stock and any prior or parity stock to be outstanding immediately after said issue; and (b) the par value of any additional issue of Preferred Stock, together with the par value of all Preferred Stock previously issued by Hawaiian Electric and then outstanding, shall not exceed in the aggregate the sum of the following at the time of issuance of such additional Preferred Stock: (i) the total par value of all the issued and outstanding Common Stock of Hawaiian Electric at the time of the additional issuance, plus (ii) any increase after December 31, 1959 in the capital surplus and/or paid-in-surplus Hawaiian Electric (including premiums on Common Stock), plus (iii) any increase in earned surplus effected after December 31, 1959, calculated on a nonconsolidated basis as of a date within 90 days prior to such additional issuance, reduced by any charges against earned surplus made after such date and at or prior to such additional issuance.

The respective resolutions of stockholders authorizing the Preferred Stock of Series H, I, J, and K, as amended, provide that Hawaiian Electric may not issue additional Preferred Stock if the par value of the additional issue of Preferred Stock, together with the par value of all Preferred Stock then outstanding, exceeds in the aggregate the sum of (i) the total par value of all the issued and outstanding Common Stock and the capital or paid-in surplus of Hawaiian Electric (including premiums on Common Stock) at the time of issuance of such additional Preferred Stock plus (ii) the earned surplus of Hawaiian Electric, on a nonconsolidated basis, as of a date within 90 days prior to such additional issuance, reduced by any charges against earned surplus made after such date and at or prior to such additional issuance.
Guarantees of Payments Under Subsidiary Preferred Stock
Each of Hawaiian Electric’s two subsidiaries, Hawaii Electric Light Company, Inc. and Maui Electric Company, Inc., is authorized to issue preferred stock in series, and each of these subsidiaries has one outstanding series of preferred stock of the par value of $100 per share. Hawaiian Electric has agreed to cause the payment of all dividends, redemption payments on shares called for redemption and the liquidation prices of all shares of these two series of subsidiary preferred stock. Hawaiian Electric’s guarantee obligations are subordinate to prior payment or setting apart for payment in full dividends and other specified payments on Hawaiian Electric’s Preferred Stock. These guarantees include certain restrictive provisions relating to Hawaiian Electric’s ability to consolidate or merge, maintaining of its corporate existence and franchise and maintaining ownership of at least 51% of the common stock of the respective subsidiary.
Control of Hawaiian Electric
All of the Common Stock of Hawaiian Electric is owned by HEI and only HEI is entitled to elect directors of Hawaiian Electric except in the limited circumstances described above under Preferred Stock, Voting and Consent Rights. Accordingly, a change of control of Hawaiian Electric as a general matter could only be achieved pursuant to a transaction to which HEI consents or, indirectly through a change in control of HEI. There are restrictions on the purchases of shares of HEI and legal restrictions and consequences with respect to substantial holdings of HEI voting stock. For example, under provisions of Hawaii law regulating public utilities, not more than 25% of the issued and outstanding voting stock of certain public utility corporations, including Hawaiian Electric and its wholly owned electric utility subsidiaries, may be held, directly or indirectly, by any single foreign corporation or any single nonresident alien, or held by any person, without the prior approval of the Hawaii Public Utilities Commission (“PUC”). The acquisition of more than 25% of the issued and outstanding voting stock of HEI in one or more transactions might be deemed to result in the holding of more than 25% of the voting stock of its electric utility subsidiaries, including Hawaiian Electric. In addition, HEI is subject to an agreement entered into with the PUC when HEI became the owner of all of the issued and outstanding Common Stock of Hawaiian Electric. This agreement provides that the acquisition of HEI by a third party, whether by purchase, merger, consolidation or otherwise, requires the prior written approval of the PUC. See also “Restriction on Purchases of Shares and Consequences of Substantial Holdings under Certain Hawaii and Federal Laws” in HEI Exhibit 4(vi) to the Annual Report on Form 10-K to which this Hawaiian Electric Exhibit is a part

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